Exhibit 99.2

Changes in Affiliates (Addition)

1.	Company to be affiliated

- Company Name: POSCO (Chongqing) Automotive Processing Center Co., Ltd.

- Total Asset (KRW) : 6,885,018,000

- Total Equity (KRW): 6,885,018,000

- Total Liabilities (KRW): -

- Total Capital (KRW): 6,885,018,000

- Purpose of the company : to engage in processing and sale of steel products

2.	Name of Company Group: POSCO

3.	Reason for Addition: Incorporation of a new corporation

4.	Total number of affiliated companies after additional affiliation: 75

5.	Date of Addition: June 1, 2007

6.	Others

- POSCO invests 90% equities of POSCO (Chongqing) Automotive Processing Center Co., Ltd. and POSCO-China, which is a subsidiary of POSCO, invests in 10% equities of POSCO (Chongqing) Automotive Processing Center Co., Ltd.

- The above amount is applied with the exchange rate on June 1, 2007 (¥/$: 927.9). Total capital of of POSCO (Chongqing) Automotive Processing Center Co., Ltd. in terms of USD is U$7,420,000.